September 22, 2017

VIA EMAIL AND MAIL

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Re:	American Brivision (Holding) Corporation Amendment No. 4 to Registration Statement on Form S-1 Filed July 17, 2017 File No. 333-213618

Dear Ms. Hayes:

This letter is in response to the letter dated July 26, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to American Brivision (Holding) Corporation (the “Company”, “we” or “our”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form S-1/A submitted accompanying this Response Letter is referred to as Amendment No. 5.

Business

Our Products, page 37

1.       We acknowledge your revised disclosure in response to comment 3, and note that you reference in the eighth bullet a variety of secondary endpoints for the MDS trial. You state the trial concluded that there was a statistical improvement in neutrophil count and neutrophil function. Please also discuss the conclusions of the trial regarding the trial’s various secondary endpoints. In addition, please disclose and explain the p-value results in the trial, provide an explanation of the term “statistically significant” and discuss how statistical significance relates to the FDA’s evidentiary standards of efficacy.

In response to Staff’s comments, the Registration Statement has been revised.

For the discussion of the conclusions of the trial regarding the trial’s various secondary endpoints, please kindly refer to the revised disclosure in the last bullet point on page 37 of Amendment No. 5. The beginning of this bullet point reads “As stated in the report of MDS Trial, in particular, with regard to the…”

For the disclosure and explanation of the p-value results in the trial, please kindly refer to the revised disclosure in the last bullet point on page 37 of Amendment No. 5. The beginning of this bullet point reads “As stated in the report of MDS Trial, in particular, with regard to the…”

For the explanation of the term “statistically significant,” please kindly refer to the revised disclosure in the second bullet point on page 38 of Amendment No. 5. The beginning of this bullet point reads “In statistical hypothesis testing, a result has “statistical significance”…”

For the discussion of how statistical significance relates to the FDA’s evidentiary standards of efficacy, please kindly refer to the revised disclosure in the first bullet point on page 38 of Amendment No. 5. The beginning of this bullet point reads “In order for statistical significance to meet the FDA’s evidentiary standards of efficacy, any…”

2.       We refer to your revised disclosure on page 38 regarding product candidate ABV-1502 in the seventh bullet, in which you describe your primary endpoints for your proposed Phase II trial. Since both of the primary endpoints relate to safety and tolerability rather than efficacy, please explain how the trial will be considered a Phase II trial.

In response to Staff’s comments, the Registration Statement has been revised. Please kindly refer to the revised disclosure in the seventh and eighth bullet points on page 39 of Amendment No. 5. The beginning of these bullet points read, respectively, “We plan to conduct phase I trial that is especially…” and “Currently, we have commenced the cooperation with MDACC and another cancer…”

3.       We note your revised disclosure on page 40 that the conclusions of your Phase I trial for ABV-1504 showed no “clinically significant” findings in various measurements, and demonstrated that the oral administration of the product candidate was “safe and well-tolerated” for certain doses. Since a safety determination is solely within the FDA’s authority, please remove the statement that your product candidate is safe. In addition, please explain the term “clinically significant,” and disclose the number of individuals who participated in this trial, the date of the trial and its location, and dosage information (both amount and frequency).

In response to Staff’s comments, the Registration Statement has been revised. We have removed the statement that our product candidate is safe from the fifth bullet point under “IV. ABV-1504 Major Depressive Disorder (“MDD”)” on page 41 of Amendment No. 5. The beginning of this bullet point reads “The primary endpoint of Phase I clinical trial was to assess the safety profile…”

For the explanation of the term “clinically significant,” please kindly refer to revised disclosure in the first bullet point on page 11 of Amendment No. 5. The beginning of this bullet point reads “PDC-1421 was observed to be associated with some adverse events in serum…”

For the disclosure of the number of individuals who participated in this trial, the date of the trial and its location, and the dosage information, please refer to the revised disclosure in the third and fourth bullet points under “IV. ABV-1504 Major Depressive Disorder (“MDD”)” on page 41 of Amendment No. 5. The beginning of these bullet points read, respectively, “BioLite has completed Phase I clinical trial. The clinical trial…” and “There were 9 subjects in cohort A with 7 administered PDC-1421…”

4.       We refer to your revised disclosure on page 40 regarding your Phase II trial for ABV-1504. Please disclose the number of subjects participating in this ongoing trial, when it started and when you expect the trial to end, and the location of the trial.

In response to Staff’s comments, the Registration Statement has been revised. Please kindly refer to the revised disclosure in the eighth bullet point under “IV. ABV-1504 Major Depressive Disorder (“MDD”)” on page 41 of Amendment No. 5. The beginning of this bullet point reads “There are 60 subjects participating in the Phase II Part II trial...”

5.       Please further expand your disclosure regarding your planned Phase II trial for ABV-1505 on page 41 to disclose the number of subjects who will participate in the trial.

In response to Staff’s comments, the Registration Statement has been revised. Please kindly refer to the revised disclosure in the seventh bullet point on page 42 of Amendment No. 5. The beginning of this bullet point reads “The BioLite has obtained U.S. FDA Phase II IND approval with the IND number: 129107…”

Selling Stockholders, page 54

6.       Please revise your disclosure so that the footnotes correctly correspond to the applicable selling stockholder.

In response to Staff’s comments, the Registration Statement has been revised. Please kindly refer to the revised disclosure from page 59 to page 62 of Amendment No. 5.

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In responding to your comments, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 732-7184.

Sincerely,

Kira Huang
Chief Financial Officer American Brivision (Holding) Corporation
cc: Joan Wu, Esq.

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